

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2012

Via E-mail
Mr. William C. Parker
President
MIT Holding, Inc.
351 Commercial Drive, Suite A & B
Savannah, GA 31406

> **Re: MIT Holding, Inc.**
> **Schedule 14C**
> **Filed November 21, 2012**
> **File No. 000-53980**

Dear Mr. Parker:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you have not filed proxy statements or information statements relating to annual shareholder meetings. With a view to revised disclosure, please advise us whether you are relying on provisions of state law or your charter for not holding annual meetings and, if so, which provisions. If you have not complied with relevant provisions in state law or your charter, please advise us, with a view to disclosure, of the consequences and your intent with respect to holding annual meetings in the future.

Information Statement Cover Page

2. We note your reference to the information statement being "mailed on or about November 25, 2012." Please revise this statement to leave the date blank until

you file your definitive information statement. Please note that you must clear our comments before filing the definitive information statement.

Amendment to Certificate of Incorporation

3. Please revise your disclosure to state briefly the reasons for and the general effect of the amendment. With respect to the general effect, please also include disclosure regarding the anti-takeover effect the amendment may have and any risk that the intended effect may not occur. Please see Item 19 of Schedule 14A for guidance. Also, with a view to revised disclosure, please advise us where the current revised and restated charter is filed.

Security Ownership of Certain Beneficial Owners and Management

4. Please identify the natural person with voting and dispositive control over the shares attributed to Reeseman Corp.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Shaz Niazi at (202) 551-3121 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director